                                                                    EXHIBIT 99.2



CONTACT:  Jeffrey J. Hattara        (NYSE-BMC)
          (612) 851-6030            FOR IMMEDIATE RELEASE


               BMC REPORTS RESULTS FOR THE YEAR AND QUARTER ENDED
                               DECEMBER 31, 1999


February 1, 2000 - Minneapolis, MN - Today, BMC Industries, Inc. reported an overall increase in annual revenues and net income. For the year ended December 31, 1999, BMC revenues increased $18.7 million to $353.9 million, compared with $335.1 million in 1998. Net income for the year was $7.8 million, or $0.28 per diluted share, compared with a loss of $30.6 million, or ($1.13) per diluted share in 1998.

For the quarter ended December 31, 1999, BMC revenues increased $6.0 million to $87.5 million, as compared to $81.5 million in fourth quarter 1998. Total fourth quarter 1999 income from operations was $2.5 million versus $10.9 million in fourth quarter 1998. BMC reported breakeven performance, or $0.00 per diluted share, for fourth quarter 1999, compared to net income of $4.7 million, or $0.17 per diluted share, for the fourth quarter of 1998.

Paul B. Burke, BMC's Chairman and Chief Executive Officer, stated: "Our Precision Imaged Products group continued its solid progress in the fourth quarter, with a 13% increase in revenues from fourth quarter 1998. PIP finished the year on a positive note with increased revenues and earnings resulting from strong manufacturing performance at both mask facilities. In addition, BMC continued to reduce its debt while furthering its investment in strategic initiatives intended to optimize operating performance and growth."

Mr. Burke continued: "The costs associated with implementing several initiatives aimed at renewing Vision-Ease's growth in sales and earnings negatively affected Vision-Ease's fourth quarter performance. These initiatives included polycarbonate marketing and manufacturing process improvements, restructuring the organization and the acceleration of the movement of production to low cost locations. We expect a favorable impact from these initiatives in 2000."


                                     -more-

For the full year, BMC's Optical Products ("Vision-Ease") sales grew $12.9 million, or 11%, from $123.1 million in 1998 to $136.0 million in 1999. Operating earnings for 1999 were $5.7 million, as compared to $10.2 million in 1998.

BMC's Optical Products group generated sales of $29.2 million in the fourth quarter of 1999, down 3%, or $0.8 million, from the prior year quarter. Continued softness in the retail optical market, product transition issues and highly competitive promotional practices favoring two-for-one low-end lens products affected fourth quarter earnings. Sales of high-end products (polycarbonate, progressive and polarizing sun lenses) increased 2% in fourth quarter 1999 from the prior year quarter and accounted for 54% of total fourth quarter 1999 Optical Products revenues, compared to 52% in fourth quarter 1998. Consistent with management expectations, revenue from glass lenses was flat and revenue from plastic lenses declined quarter-over-quarter.

Several factors contributed to the unfavorable change in Optical Products earnings during the quarter. These factors included lower sales during the quarter, increased unit product costs primarily due to reduced production volumes, additional inventory write-offs, absorption of abnormally high year-to-date production cost from inventory sold, and product discontinuances and phase-outs related to product line integration.

During the quarter, Vision-Ease stepped up its European expansion efforts by establishing a processing laboratory in Germany intended to serve our growing European retail customer base. In addition, the progressive lens, Outlook-TM-, made positive inroads into the higher margin progressive lens market. Major customer acceptance of Outlook-TM- translated into a 24% increase in sales from third quarter 1999. Both of these growth initiatives are expected to have a significant impact on sales and earnings in 2000 and beyond.

Fourth quarter revenues from the Precision Imaged Products group ("PIP", which includes both the Mask Operations and Buckbee-Mears St. Paul "BMSP") increased 13% to $58.3 million in 1999, as compared to $51.5 million in 1998.

Sales of computer monitor masks increased 38% in fourth quarter 1999 as compared to fourth quarter 1998. Incremental revenue from the Cortland monitor mask line (restarted in first quarter 1999) and a continued migration to larger-sized monitor masks contributed to this increase. Sales of jumbo entertainment masks in fourth quarter 1999 increased 35% as compared to the prior year quarter. PIP experienced a slight decrease in sales of other entertainment masks, particularly sales of AK steel masks and lower revenues from its BMSP operation.

For the full year, PIP sales grew from $212.1 million in 1998 to $217.9 million in 1999, a 3.0% increase. Operating earnings for the year increased substantially from a loss of $40.8 million in 1998 to earnings of $23.9 million in 1999. Improved product mix and strong performances by both mask manufacturing facilities caused PIP's operating earnings to increase over the prior year quarter.


                                     -more-

During the fourth quarter, BMC favorably settled a claim against Barth Industries for approximately $1 million. The benefit of this gain is included as other income on the consolidated income statement. The Company's higher fourth quarter tax rate is attributable to an increased percentage of earnings from the Company's foreign operations, which are taxed at a higher rate than domestically generated earnings.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby. Statements made in this press release which are not strictly historical, including statements regarding future performance, are forward-looking statements and as such are subject to a number of risks and uncertainties, including, among others, ability to implement the Optical Products group's initiatives in strategic polycarbonate marketing and manufacturing adjustments; ability to grow European sales through the operation of processing laboratories; lower demand for televisions, computer monitors and ophthalmic lenses; further mask and ophthalmic lens price declines and imbalances of supply and demand; customer product qualifications; liability and other claims asserted against the Company; continued slowdown at BMSP; ability to partner with new BMSP customers or transition development relationships into full scale production; new product development, introduction and acceptance, including the roll out of the polycarbonate wafer lamination system; cost reduction and reorganization efforts; continued higher manufacturing costs; adjustments to inventory valuations; negative foreign currency fluctuations, including adverse fluctuations affecting cross-currency swaps; ability to recruit and retain key personnel; the impact of Y2K information systems issues; the effect of the economic uncertainty in Asia; and a potential economic slowdown in other parts of the world. Certain of these and other risks and uncertainties are discussed in further detail in BMC's Annual Report and Form 10-K for the year ended December 31, 1998 and other documents filed with the Securities and Exchange Commission.

BMC Industries, Inc. is a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC is also one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC. For more information about BMC Industries, Inc., visit the companies website: www.bmcind.com.


                                     -more-

                              BMC INDUSTRIES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                   (Unaudited)
                    (in thousands, except per share amounts)

                                                                Three Months Ended                     Year Ended
                                                                    December 31                        December 31
                                                          ---------------------------------------------------------------------
                                                                   1999              1998            1999              1998
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                                    $    87,549       $    81,529    $    353,854      $    335,138
Cost of products sold                                            79,577            65,818         305,592           297,995
-------------------------------------------------------------------------------------------------------------------------------
Gross Margin                                                      7,972            15,711          48,262            37,143
Selling                                                           4,498             3,748          18,650            15,496
Administrative                                                      990             1,107           4,702             5,179
Impairment of long-lived assets                                       -                 -               -            42,800
Acquired research and development                                     -                 -               -             9,500
-------------------------------------------------------------------------------------------------------------------------------
Income (Loss) from Operations                                     2,484            10,856          24,910           (35,832)
-------------------------------------------------------------------------------------------------------------------------------
Other Income and (Expense)
     Interest expense                                            (3,238)           (3,887)        (13,376)          (13,537)
     Interest income                                                122                64             277               163
     Other income (expense)                                       1,466             1,454           1,036               522
-------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Before Income Taxes                                 834             8,487          12,847           (48,684)
Income Taxes                                                        782             3,810           5,023           (18,049)
-------------------------------------------------------------------------------------------------------------------------------

Net Earnings (Loss)                                         $        52       $     4,677    $      7,824      $    (30,635)
===============================================================================================================================

Net Earnings (Loss) Per Share:
     Basic                                                         0.00              0.17            0.29             (1.13)
     Diluted                                                $      0.00       $      0.17    $       0.28      $      (1.13)
===============================================================================================================================

Number of Shares Included in Per Share Computation:
     Basic                                                       27,370            27,169          27,299             27,014
     Diluted                                                     27,668            27,405          27,710             27,014
===============================================================================================================================


                                               -more-

                              BMC INDUSTRIES, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 (in thousands)

---------------------------------------------------------------------------------------------------------------------------
                                                                                   DECEMBER 31                DECEMBER 31
                                                                                          1999                        1998
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                    $            1,146      $              1,028
Trade accounts receivable, net                                                           42,025                    39,163
Inventories                                                                              82,312                    82,853
Deferred income taxes                                                                    11,588                    14,603
Other current assets                                                                     12,580                    14,347
---------------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                                               149,651                   151,994
---------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment                                                           278,807                   276,630
Less accumulated depreciation                                                           127,569                   114,036
---------------------------------------------------------------------------------------------------------------------------
     Property, plant and equipment, net                                                 151,238                   162,594
---------------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                     9,221                     5,431
Intangibles and other assets, net                                                        73,443                    79,446
---------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                 $          383,553      $            399,465
===========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------

Short-term borrowings                                                        $            2,303      $              1,929
Accounts payable                                                                         30,342                    28,315
Income taxes payable                                                                      8,093                     3,375
Accrued expenses and other current liabilities                                           19,197                    23,404
---------------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                           59,935                    57,023
---------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                          165,959                   187,266
Other liabilities                                                                        18,522                    18,372
Deferred income taxes                                                                     2,715                     3,547

Stockholders' equity
     Common stock                                                                        49,077                    47,714
     Retained earnings                                                                   92,620                    86,436
     Accumulated other comprehensive income                                              (3,495)                    1,113
     Other                                                                               (1,780)                   (2,006)
---------------------------------------------------------------------------------------------------------------------------
         TOTAL STOCKHOLDERS' EQUITY                                                     136,422                   133,257
---------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $          383,553      $            399,465
===========================================================================================================================


                                     -more-

                              BMC INDUSTRIES, INC.

                               SEGMENT INFORMATION
                                   (Unaudited)
                                 (in thousands)

                                                                       Three Months Ended December 31
                           ---------------------------------------------------------------------------------------------------------
                           Precision Imaged Products                   Optical Products                      Consolidated
                           ---------------------------------------------------------------------------------------------------------
                                   1999              1998               1999               1998               1999            1998
------------------------------------------------------------------------------------------------------------------------------------
Revenues                   $     58,337     $      51,522      $      29,212      $      30,007      $      87,549      $   81,529
Cost of products sold            49,892            44,111             29,685             21,707             79,577          65,818
------------------------------------------------------------------------------------------------------------------------------------
Gross margin                      8,445             7,411               (473)             8,300              7,972          15,711
Gross margin %                     14.5%             14.4%              (1.6)%             27.7%               9.1%           19.3%
Selling                           1,176               829              3,322              2,919              4,498           3,748
Unallocated corporate
  administration                      -                 -                  -                  -                990           1,107
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from
  operations               $      7,269     $       6,582      $      (3,795)     $       5,381      $       2,484      $   10,856
====================================================================================================================================

Operating income %                 12.5%             12.8%             (13.0)%             17.9%               2.8%           13.3%

Capital spending                                                                                     $       4,099      $    3,225

Depreciation and
  amortization                                                                                       $       6,334      $    5,249

EBITDA                                                                                               $      10,284      $   17,559*

EBITDA %                                                                                                      11.7%           21.5%

*Includes $2.5 million of non-operating items.


                                      -30-